Namu

software technology b2b b2c saas

Namu helps freelancers avoid overpaying taxes and unnecessary tax penalties.

NAMU.AI NEW YORK



Having worked in wealth management for 15+ years helping millionaires and billionaires manage their money through exceptional technology, I want to help many other entrepreneurial Americans be successful with their businesses and not let the financial aspects slow them down or penalize them through interest and overpaying taxes.

Ushir Shah Founder & CEO @ Namu

Why you may want to support us...

1. Sales distribution strategy enhanced by company's advisers
2. Strong technical knowledge for building financial systems
3. Strong accounting and tax knowledge
4. Advisors and investor is a Techstars Fintech 2019 NYC mentor, and 2 time founder with exits.

The founder

MAJOR ACCOMPLISHMENTS

Ushir Shah
Founder & CEO
Ushir has 20+ years of startup/high growth experience in FinTech, wealth mgmt, blockchain, IoT and EdTech. Previous positions include CEO, CTO, COO, CCO, VP of Tech, and an MBA, Cornell Univ and a BS Computer Systems Engineering, Boston Univ.

Some of our investors

Howie See
Advisor and investor in Namu, helping with sales and marketing strategy, partnership opportunities for white labeling, and customer acquisition.

Rush Doshi
Advisor and investor in Namu, helping with sales and marketing strategy, customer acquisition, and startup growth advisory.

Downloads

Namu 1099 Platform Pitch Deck-Angel-Sept 2019-FINAL.pdf

The Story of Namu

Having worked in wealth management for 15+ years helping millionaires and billionaires manage their money through exceptional technology, I wanted to bring the relevant advice, tactics, and technology that was available to the very wealthy to working Americans.

I had 3 major personal values when starting Namu:

1. to work directly with customers, not with enterprises;
2. to value privacy and confidentiality above all, and not sell any customer data for advertising revenue;
3. to work in the personal finances space and help people not make financial mistakes, but rather be efficient and strategic with their finances = increase financial wellness.



Through our research into various financial struggles that many Americans were facing, we found the problem for 1099 workers to be a very clear and solvable problem. The US tax code is complicated, and there are many tactics small business owners can use to pay less taxes through following best practices, which we found many 1099 workers were not following, including paying quarterly estimated taxes.


namu
MARKET OPPORTUNITY
57M
namu
48M
1099 WORKER PROFILES INCLUDED:
Freelancers, consultants, side hustlers
Certain professionals, agents, technicians
On-demand or platform workers
Cash basis tax-payers
First-time 1099 workers
TOTAL ADDRESSABLE MARKET (TAM)
In 2018, the number of Americans receiving 1099 income was 57 million people
SERVICEABLE AVAILABLE MARKET (SAM)
namu's SAM is 84% of TAM

Based on this large problem in front of us, we decided Namu's mission is to help entrepreneurial Americans be successful with their businesses and not let the financial aspects slow them down or penalize them through interest and overpaying taxes.


namu
Real Estate Dashboard
Home
Your Business
Real Estate Dashboard
Project Dashboard
Client
Invoices
Your Money
Reports
$ 9,500,000
123 Main St,
Beverly Hills, CA 90210
Net Profit :
$520,000

We are building a financial accounting, tax planning, and business management platform to help 1099 workers including freelancers, real estate agents, and others streamline and automate their financial matters.


namu
Dashboard

Investor Q&A

– COLLAPSE ALL

What does your company do?

For 1099 workers, we calculate estimated taxes, manage invoicing, collect payments, and help them save for retirement.

Where will your company be in 5 years?

We plan to be a premier comprehensive platform for freelancers and solopreneurs to manage the financial aspects of their business and their personal lives.

Why did you choose this idea?

Having worked in wealth management for 15+ years helping millionaires and billionaires manage their money through exceptional technology, I want to help many other entrepreneurial Americans be successful with their businesses and not let the financial aspects slow them down or penalize them through interest and overpaying taxes.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The freelance and gig economy is growing dramatically faster now, 3 times the growth rate of the overall work force. There are already 57 million 1099 workers in America, and the technology is mature enough now to build incredible solutions.

What is your proudest accomplishment?

Spending a summer in college taking organic chem in the morning, working to pay for college afternoon and eve, and rebuilding an entire car engine from scratch each night to help a friend get his car back on the road. Also, raising 3 amazing little boys, and getting my MBA at Cornell full-time while working my full-time job and raising my little kids.

How far along are you? What's your biggest obstacle?

We have built an MVP to allow live ACH money transfers for all U.S. bank accounts. We have built the prototype for the tax, invoicing, and retirement management system.

Who are your competitors? Who is the biggest threat?

The major competitors are Catch, Hyke, Bench, and Painless1099. Catch is likely our biggest competitor.

What do you understand that your competitors don't?

We understand the nuances of integrating personal and family financials with self-employed income and the implications on taxes, retirement, and other areas.

How will you make money?

Through user subscriptions, similar to Quickbooks, Salesforce, etc.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

User acquisition is our biggest challenge. Increasing brand awareness so that 1099 workers know we exist, then having them visit our digital properties to learn more, and then finally converting them to users is the hardest part and failure to do this right would be why we fail, if we did.

What do you need the most help with?

User acquisition, getting the word out about what we offer, how we can help all the 1099 workers out there, and why our solution is better.

What would you do with the money you raise?

Convert the prototype into a functioning application for the first phase, assessing how much 1099 workers have paid in interest and penalties.